As filed with the Securities and Exchange Commission on January 27, 2009

1933 Act File No. 333-133189
1940 Act File No. 811-22156
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-2
(Check appropriate box or boxes)

☒	Registration statement under the securities act of 1933
☐	Pre-Effective Amendment No.
☒	Post-Effective Amendment No. 4
☐	Registration statement under the investment company act of 1940
☐	Amendment No.

Millennium India Acquisition Company Inc.
(Exact Name of Registrant as Specified in Charter)

330 East 38th Street
Suite 40H
New York, New York 10016
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(917) 640-2151
(Registrant’s Telephone Number, including Area Code)
Gemini Fund Services, LLC 450 Wireless Blvd. Hauppauge, New York 11788 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies of Communications to:
Daniel O. Hirsch, Esq. Ropes & Gray LLP One Metro Center 700 12th Street, NW, Suite 900 Washington, DC 20008 (202) 508−4812 Fax: (202) 508−4650

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒.

It is proposed that this filing will become effective (check appropriate box):

This filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

If appropriate, check the following box:

☐ This post-effective amendment designates a new date for a previously filed registration statement.

☐ This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration number of the earlier effective registration statement for the same offering is _______.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Units, each consisting of one share of common stock, $0.0001 par value, and one warrant	7,250,000	$8.00	$58,000,000.00	$2,279.40(4)
Shares of common stock included as part of the Units	7,250,000	—	—	—(2)
Warrants included as part of the Units	7,250,000	—	—	—(2)
Shares of common stock underlying the warrants included in the Units(3)	7,250,000	$6.00	$43,500,000.00	$1,709.55(4)
Representative’s Unit purchase option	1	$100.00	$100.00	—(2)
Units underlying the Representative’s Unit purchase option (“Representative’s Units”)	500,000	$10.80	$5,400,000.00	$212.22(4)
Shares of common stock included as part of the Representative’s Units	500,000	—	—	—(2)
Warrants included as part of the Representative’s Units	500,000	—	—	—(2)
Shares of common stock underlying the Warrants included in the Representative’s Units(3)	500,000	$6.00	$3,000,000.00	$117.90(4)
Shares of common stock to be sold by Selling Holders(3)	1,812,500	$0.75	$1,687,500.00	$54.43(4) (5)
Warrants to be sold by Selling Holders(3)	2,250,000	$6.00	$13,500,000.00	$530.55 (4) (6)
Shares of common stock underlying the warrants to be sold by Selling Holders(3)	2,250,000	$0.75	$1,359,375.00	$66.32 (4) (5)
Total			$141,681,350.00	$5,568.07 (4)

(1)           Estimated solely for the purpose of calculating the registration fee.
(2)           No fee pursuant to Rule 457(g).
(3)           Securities being sold by the selling securityholders identified in this registration statement.
(4)           Previously paid. Pursuant to Rule 457(p) under the Securities Act of 1933, the registration fee previously paid by the Registrant in connection with the filing of Registrant’s Registration Statement on Form S-1 on April 10, 2006 (File No. 333-133189) in the amount of $21,935.01 and the additional registration fee previously paid by the Registrant in connection with the filing of Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on May 18, 2006 (File No. 333-133189) in the amount of $3,787.80 are applied to and are offset against the registration statement fee currently due.
(5)           Calculated pursuant to Rule 457(c) based on the average of the high and low sale prices of our common stock as reported on The NASDAQ Capital Market on January 23, 2009.
(6)           Calculated pursuant to Rule 457(g)(1) based on the price at which each warrant may be exercised as of the date of this prospectus.

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EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

This Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-133189 (is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing a revised opinion of counsel to such Registration Statement.  Such revised opinion of counsel supersedes and replaces the opinion of counsel filed in Post-Effective Amendment No. 3 to the Registration Statement on January 26, 2009 (“Post-Effective Amendment No. 3”).  Such revised opinion of counsel is being filed at the request of the Securities and Exchange Commission.  Accordingly, this Post-Effective Amendment No. 4 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2.  This Post-Effective Amendment No. 4 does not revise, amend or supersede the Prospectus or Statement of Additional Information filed pursuant to Post-Effective Amendment No. 3 to the Registration Statement, which Prospectus and Statement of Additional Information are incorporated by reference herein.  As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the Securities and Exchange Commission.

3

PART C—OTHER INFORMATION

Item 25.                 Financial Statements and Exhibits

1.	Financial Statements:

Financial statements prepared in accordance with Regulation S-X have been incorporated by reference into this Registration Statement for the fiscal year ended December 31, 2007.

2.	Exhibits:

a.1	Amended and Restated Certificate of Incorporation dated May 17, 2006. (ii)

a.2	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated June 19, 2006. (iv)

a.3	Certificate of Amendment to Registrant’s Amended and Restated Certificate of Incorporation dated January 17, 2008. (vii)

b.	By-laws of Registrant. (i)

c.	None.

d.1
Article Fourth (provisions regarding capital stock), Article Fifth (provisions applicable prior to consummation of business combination), Article Seventh (provisions regarding election of directors) and Article Eighth (provisions regarding stockholders’ voting powers and meetings) of the Amended and Restated Certificate of Incorporation, as amended, as filed as exhibits a.1, a.2 and a.3.

d.2	Article II (Meetings of Stockholders), Article V (Resignations and Removals), Article VI (Vacancies) and Article VII (Notices) of the By-laws of Registrant, filed as exhibit b.

d.3	Specimen Unit Certificate. (iv)

d.4	Specimen Common Stock Certificate. (iv)

d.5	Specimen Warrant Certificate. (v)

d.6	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders, filed as exhibit p.

e.	None.

f.	None.

g.	None.

h.1	Form of Underwriting Agreement between Ladenburg Thalmann & Co. Inc. and the Registrant. (ii)

h.2	Form of Selected Dealers Agreement. (ii)

i.	None.

j.1	Form of Investment Management Trust Agreement between The Bank of New York and the Registrant. (vi)

j.2	Form of Stock Escrow Agreement between the Registrant, American Stock Transfer & Trust Company and each of the initial stockholders. (ii)

j.3	Form of Custody Agreement between the Registrant and First National Bank of Omaha. (xi)

k.1	Form of Warrant Agreement between the Registrant and American Stock Transfer & Trust Company. (vi)

k.2	Form of Letter Agreement among the Registrant and holders of the Registrant’s common stock. (v)

k.3	Form of Administration Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.4	Form of Fund Accounting Service Agreement between the Registrant and Gemini Fund Services, LLC. (ix)

k.5	Form of Unit Purchase Option. (vi)

k.6	Form of Share Subscription Agreement between the Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.7	Form of Share Subscription Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.8	Form of Shareholders Agreement Registrant, SMC Global Securities Limited and Promoters of SMC Global Securities Limited. (viii)

k.9	Form of Shareholders Agreement between the Registrant, SAM Global Securities Limited and Promoters of SAM Global Securities Limited. (viii)

k.10	Transfer Agency Agreement between the Registrant and American Stock Transfer & Trust Company. (ix)

l.	Opinion and Consent of Ropes & Gray LLP, filed herewith.

m.	Designation of Agent for Service of Process for Gul Asrani. (ix)

n.1	Consent of J.H. Cohn LLP. (xi)

n.2	Consent of Price Waterhouse. (xi)

o.	None.

p.	Form of Registration Rights Agreement among the Registrant and each of the existing stockholders. (iii)

q.	None.

r.	Amended and Restated Code of Ethics of Registrant pursuant to Rule 17j-1 of the Investment Company Act of 1940, as amended, dated January 17, 2008. (ix)

s.1	Power of Attorney for Gul Asrani. (x)

s.2	Power of Attorney for Lawrence Burstein. (x)

s.3	Power of Attorney for F. Jacob Cherian. (x)

s.4	Power of Attorney for Suhel Kanuga. (x)

s.5	Power of Attorney for Thomas Mathew. (x)

(i)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed April 10, 2006), incorporated herein by reference.

(ii)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No.: 333-133189) (filed May 18, 2006), incorporated herein by reference.

(iii)	Filed as an exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 19, 2006), incorporated herein by reference.

(iv)	Filed as an exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed June 28, 2006), incorporated herein by reference.

(v)	Filed as an exhibit to Amendment No. 5 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 6, 2006), incorporated herein by reference.

(vi)	Filed as an exhibit to Amendment No. 6 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 17, 2006), incorporated herein by reference.

(vii)	Filed as an exhibit to Post-Effective Amendment No. 1 to Form S-1 on Form S-3 (File No. 333-13318) (filed January 28, 2008), incorporated herein by reference.

(viii)	Filed as an exhibit to Form 8-K (File No. 001-32931) (filed May 17, 2007), incorporated herein by reference.

(ix)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed March 20, 2008), incorporated herein by reference.

(x)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed April 24, 2008), incorporated herein by reference.

(xi)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 (File No. 811-22156) (filed January 26, 2009), incorporated herein by reference.

Item 26.                      Marketing Arrangements

See Section 1.1 Purchase and Sale of Securities and Section 3.17 Stabilization in the Form of Underwriting Agreement filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed May 18, 2006) incorporated herein by reference.

Item 27.                      Other Expenses of Issuance and Distribution

See “Use of Proceeds” in Amendment No. 7 to the Registrant’s Registration Statement on Form S-1 (File No. 333-133189) (filed July 19, 2006) incorporated herein by reference.

Item 28.                      Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 29.                      Number of Holders of Securities

At December 31, 2008:

Title of Class	Number of Record Holders
Common Shares, par value $0.00001	35
Units	1
Warrants	29

Item 30.                      Indemnification

Reference is made to Article Ninth of the Registrant’s Amended and Restated Agreement and Declaration of Trust and Article XIII of the Registrant’s By-laws, which are incorporated by reference herein.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s Certificate of Incorporation, its By-laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers or controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers or controlling persons in connection with the securities that have been registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.                      Business and Other Connections of Investment Adviser

Not applicable.

Item 32.                      Location of Accounts and Records

The account books and other documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder will be maintained at the offices of (i) Millennium India Acquisition Company Inc., 330 East 38th Street, Suite 40H, New York, New York 10016; (ii) First National Bank of Omaha, 1620 Dodge Street, Omaha, Nebraska 68197; and (iii) American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

Item 33.                      Management Services

Not applicable.

Item 34.                      Undertakings

1.
Registrant undertakes to suspend the offering of its common shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.
Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, Registrant undertakes to file a post-effective amendment to set forth the terms of such offering.

4.	Registrant undertakes:

a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the 1933 Act [15 U.S.C. 77j(a)(3)];

(2)
to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
 that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.
that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectues filed in reliance on Rule 430A under the 1933 Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.
Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

6.
Registrant undertakes to file Forms 8-K furnishing (1) the quarterly and annual financial statements of SMC and SAM, translated into U.S. GAAP, that the Registrant receives from SMC and SAM; and (2) the other information concerning material occurrences that the Registrant receives from SMC and SAM pursuant to those certain Shareholders Agreements dated May 12, 2007 between the Registrant and each of SMC and SAM provided that the Registrant does not undertake to disclose  any non-public or confidential information, any trade secrets or any other proprietary information that the Registrant may learn from SMC or SAM either because one or more of its officers or designees are directors of SMC or SAM or for any other reason; and (3)(a) any material information that has been publicly disclosed by SMC or SAM pursuant to the Indian securities regulatory scheme or (b) such additional material information that would be required if the securities of SMC and SAM held by the Registrant were being registered under the Securities Act, if, and to the extent that SMC and SAM provide such additional material information to the Registrant.  Registrant further undertakes to file such Forms 8-K within five business days of the receipt in writing of such financial statements or material information from SMC and SAM.  This undertaking shall remain in effect so long as more than 25% of the Registrant’s net assets consist of securities of SMC and SAM on any day during the 30 days prior to the date the Registrant receives in writing such financial statements or material information from SMC or SAM. Quarterly statements that the Company will file pursuant to (1) above will have neither been audited nor reviewed by an auditor. This undertaking also applies with respect to successors of SMC and SAM.

7.
Registrant undertakes to deliver with the Prospectus the Form 8-K containing the most recent unaudited quarterly financial statements of SMC and SAM. Quarterly statements that the Company will file will have neither been audited nor reviewed by an auditor.

8.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) and each filing of Form 8-K containing annual financial statements or other information concerning material occurrences of SMC and SAM that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. This undertaking also applies with respect to successors of SMC and SAM.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York on the 27th day of January, 2009.

MILLENNIUM INDIA ACQUISITION COMPANY INC.

By:	/s/ Suhel Kanuga
Name: Suhel Kanuga
Title: President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

F. Jacob Cherian* F. Jacob Cherian	Director, Chief Executive Officer and Principal Executive Officer	January 27, 2009

/s/ Suhel Kanuga Suhel Kanuga	Director, Treasurer, Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer	January 27, 2009

Gul Asrani* Gul Asrani	Director	January 27, 2009

Lawrence Burstein* Lawrence Burstein	Director	January 27, 2009

Thomas Mathew* Thomas Mathew	Director	January 27, 2009

C.P. Krishnan Nair	Director	January 27, 2009

*By:    /s/ Suhel Kanuga

Suhel Kanuga
Attorney-In-Fact
Date: January 27, 2009

INDEX TO EXHIBITS

Exhibit Name

l.	Opinion and Consent of Ropes & Gray LLP.